6

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
 (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                              1934)


                         Amendment No. 1
                        (Final Amendment)


                   U.S. PHYSICAL THERAPY, INC.
                        (Name of Issuer)


                   U.S. PHYSICAL THERAPY, INC.
              (Name of Person(s) Filing Statement)


                          COMMON STOCK
                 (Title of Class of Securities)


                           90337L-10-8
              (CUSIP Number of Class of Securities)


                        J. MICHAEL MULLIN
                     CHIEF FINANCIAL OFFICER
                   U.S. PHYSICAL THERAPY, INC.
                 3040 POST OAK BLVD., SUITE 222
                      HOUSTON, TEXAS  77056
                         (713) 297-7000
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
 and Communications on Behalf of the Person(s) Filing Statement)


                         With a Copy to:
                    GEORGE P. BARSNESS, ESQ.
                  JOSEPH G. CONNOLLY, JR., ESQ.
                     HOGAN & HARTSON L.L.P.
                      555 13TH STREET, N.W.
                     WASHINGTON, D.C. 20007
                         (202) 637-5600



                          April 9, 1999
  (Date Tender Offer First Published, Sent or Given to Security
                            Holders)

     This Amendment No. 1 supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed by U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), relating to the tender offer by the Company to purchase up to 346,000 shares of its common stock, par value $.01 per share (the "Shares") at a price, net to the seller in cash, not greater than $10.00 nor less than $8.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). This Amendment No. 1 constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended, and General Instruction (D) to Schedule 13E-4. Capitalized terms used but not defined herein shall have the meaning assigned to such term in the Offer to Purchase.

ITEM 8.   ADDITIONAL INFORMATION.

     Item 8(e) is hereby supplemented as follows:

     The Offer expired at 5:00 p.m., New York City time, on Friday, May 7, 1999. On May 13, 1999, the Company issued a press release announcing the final results of the Offer, a copy of which is attached hereto as Exhibit (a)(8) and is incorporated herein by reference.

     The Company set the purchase price at $9.75 per Share under the terms of the Offer. The number of Shares properly tendered and not withdrawn at or below the Purchase Price was 579,203.
The Company will purchase 346,000 Shares at the Purchase Price. Based upon the number of Shares tendered at or below the Purchase Price, the proration fraction was 59.7%. Payment for the Shares purchased pursuant to the Offer will be made promptly. Shares not purchased pursuant to the Offer will be returned to the tendering Shareholder. The Shares purchased pursuant to the Offer represented approximately 9.6% of the Shares outstanding as of May 12, 1999.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

  Item 9 is hereby amended and supplemented as follows:

     (a)  (8)  Text of Press Release issued by the Company, dated
May 13, 1999.

                              SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-4 is true, complete and correct.

                              U.S. PHYSICAL THERAPY, INC.


                              By:    /s/ J. Michael Mullin
                              Name:  J. Michael Mullin
                              Title: Chief Financial Officer


Dated:  May 13, 1999

                          EXHIBIT INDEX


Exhibit No.                   Description


(a)(8)         Text of Press Release issued by the Company, dated
               May 13, 1999.


                                                  Exhibit (a)(8)

                      FOR IMMEDIATE RELEASE
         U.S. PHYSICAL THERAPY ANNOUNCES RESULTS OF ITS
                "DUTCH AUCTION" SELF-TENDER OFFER

HOUSTON, TEXAS, May 13, 1999 - - U.S Physical Therapy, Inc. (Nasdaq:USPH) announced today the results of its dutch auction self-tender offer (the "Offer"). Under the terms of the Offer, which commenced on April 9, 1999, the Company offered to purchase for cash up to 346,000 shares of its issued and outstanding common stock at a price not greater than $10.00 nor less than $8.50 per share. The Offer expired Friday, May 7, 1999, at 5:00 p.m., New York City time.

The Company has set the purchase price under the Offer at $9.75. The number of shares properly tendered and not withdrawn at or below the purchase price was 579,203. The Company will purchase 346,000 shares at $9.75 per share under the terms of this Offer. The proration fraction is 59.7%. The shares to be purchased pursuant to the Offer represent approximately 9.6% of the common stock outstanding as of May 12, 1999. The Company expects that the depository will begin issuing payment for the shares as soon as practicable. Following the purchase of the shares through the Offer, the Company will have 3,275,609 shares of its common stock outstanding.

Headquartered in Houston, Texas, U.S. Physical Therapy (www.usphysicaltherapy.com) operates outpatient physical and occupational therapy clinics. At March 31, 1999, the Company operated 101 outpatient physical and occupational therapy clinics in 28 states, providing post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries, rehabilitation of injured workers and preventative care.

                              # # #

CONTACT:                   -or-       USPH's INVESTOR RELATIONS:
U.S. Physical Therapy, Inc.           The Equity Group Inc.
J. Livingston Kosberg, Chairman       Linda Latman (212) 836-9609
Roy W. Spradlin, President and CEO    Robert Goldstein (212) 371-
8660
(713) 297-7000